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SEC FILE NUMBER
0-20055

CUSIP NUMBER
208928101

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☒ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	September 30, 2005

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
Not applicable.
PART I — REGISTRANT INFORMATION
CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Full Name of Registrant
Not applicable

Former Name if Applicable
27715 Huntingdon Road

Address of Principal Executive Office (Street and Number)
Abbotsford, BC V4X 1B6

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due d ate; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
See attachments.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Douglas Halward	604	856-6836
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).
Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 30, 2006	By	Douglas R. Halward

ATTACHMENT TO FORM 12b-25
Part III — Narrative
The financial statements to be included in the Form 20-F as Item 17 cannot be filed within the prescribed time period because, as a result of delay in obtaining the necessary information from the registrant, the registrant’s auditor will not be able to complete its work and furnish its audit report on those financial statements until after the filing deadline. Further, because much of the information in the balance of the Form 20-F is taken or derived from those financial statements or otherwise requires confirmation by the registrant’s auditor following its review of the financial statements to be included in the Form 20-F as Item 17, that information also cannot be completed until after the filing deadline. As a result, the registrant has been advised not to file an incomplete 20-F at this time, but to file its complete Form 20-F, including the missing financial statements and related information, as soon as possible. See the auditor’s statement attached as Exhibit A to this Form 12b-25.

Ernst & Young LLP Chartered Accountants Pacific Centre P.O. Box 10101 700 West Georgia Street Vancouver, Canada V7Y 1C7	Phone: 604 891-8200 Fax: 604 643-5422
Exhibit A to Form 12b-25
of Consolidated Envirowaste Industries Inc.
We are the auditors for Consolidated Envirowaste Industries Inc. (the “Registrant”), which is required to file its Annual Report on Form 20-F with the Securities and Exchange Commission on or before March 31, 2006 in respect of its fiscal year ended September 30, 2005. This statement is provided in connection with Form 12b-25 Notification of Late Filing filed by the Registrant pursuant to Rule 12b-25 under the Securities Exchange Act of 1934. Ernst & Young LLP is unable to furnish its audit report on the financial statements of the Registrant to be included as Item 17 of the Form 20-F until after the filing deadline as a result of delay in obtaining the necessary information from the Registrant.
Yours truly
ERNST & YOUNG LLP

Per:
Richard D. Schroeder
Partner